UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8951

M.D.C. Holdings, Inc.
401(k) Savings Plan
3600 South Yosemite
Suite 900
Denver, Colorado 80237

(Full Title and Address of the Plan)

M.D.C. Holdings, Inc.

(Name and Issuer of Securities Held Pursuant to the Plan)

3600 South Yosemite Street
Suite 900
Denver, Colorado 80237

(Address of Principal Executive Office of Issuer
of the Securities Held Pursuant to the Plan)

M.D.C. Holdings, Inc.
401(k) Savings Plan
Year Ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Board of Directors
M.D.C. Holdings, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of M.D.C. Holdings, Inc. 401(k) Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Gordon, Hughes & Banks, LLP

Greenwood Village, Colorado
May 26, 2004

Report of Independent Registered Public Accounting Firm

Board of Directors
M.D.C. Holdings, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the M.D.C. Holdings, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Denver, Colorado
April 25, 2003

M.D.C. Holdings, Inc.
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Cash	$445,256	$171,526
Investments, at fair value:
Common stock	25,629,591	14,341,799
Collective trust	15,589,632	—
Mutual funds	24,288,378	27,057,854
Participant loans	1,509,314	1,352,136

Total investments	67,016,915	42,751,789

Receivables:
Employer contributions	3,511,175	3,081,273
Employee contributions	—	143,310
Accrued investment income	—	10,539
Total receivables	3,511,175	3,235,122

Net assets available for benefits	$70,973,346	$46,158,437

See accompanying notes to financial statements.

M.D.C. Holdings, Inc.
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2003
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,421,332
Realized gains	3,775,779
Net appreciation in fair value of investments	13,891,005

Net investment income	19,088,116
Contributions:
Employer	3,511,175
Employee	7,426,337
Rollovers	385,732

Total contributions	11,323,244

Total additions	30,411,360

Deductions from net assets attributed to:
Payment of plan benefits and other distributions	5,475,003
Transaction charges and administrative expenses	121,448

Total deductions	5,596,451

Net increase in net assets available for benefits	24,814,909
Net assets available for plan benefits, at beginning of year	46,158,437

Net assets available for plan benefits, at end of year	$70,973,346

See accompanying notes to financial statements.

M.D.C. Holdings, Inc.
401(k) Savings Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the M.D.C. Holdings, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was adopted effective January 1, 1992 and amended several times, the most recent of which was effective January 1, 2004. The Plan is a defined contribution plan covering all eligible employees of M.D.C. Holdings, Inc. (the “Company”) who have completed six months of employment, as defined, and are age 21 or older. The Plan was established under the provision of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Contributions

Eligible participants may contribute an amount up to 100% of their pretax annual compensation as elected in their salary deferral agreements. Salary deferral agreements shall be made, terminated or changed according to procedures and limitations set up by the Plan Administrator and the Plan Document.

Individual deferral contributions shall not exceed certain limits as set forth by the IRC ($12,000 in 2003 and $11,000 in 2002). The Internal Revenue Service adjusts this limitation each year for cost-of-living increases. Participants may change their contribution percentage or amount throughout the year. Participants may cease making pre-tax contributions at any time.

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, those employees age 50 or older are allowed additional catch up contributions of $2,000 in 2003 and $1,000 in 2002.

The Company may make matching contributions, in a discretionary amount to be determined by resolution of the Company’s Board of Directors, on an annual basis. The Company may make a discretionary profit sharing contribution without regard to the current or accumulated net profits of the Company for the taxable year ending with, or within, the plan year. The Company’s matching and profit sharing contributions may be made in cash or in shares of M.D.C. Holdings, Inc. common stock. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of $40,000 or 100% of participant’s annual eligible compensation in 2003.

Rollover contributions transferred from other qualified retirement plans or from Individual Retirement Accounts are accepted as permitted by the Plan Document.

M.D.C. Holdings, Inc.
401(k) Savings Plan
Notes to Financial Statements

1.	Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions, if any, Plan earnings and losses and rollover contributions. Plan earnings and losses are allocated by funds, based on the ratio of a participant’s account invested in a particular fund, to all participants’ investments in that fund.

Forfeitures

Forfeitures result from non-vested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service, as determined in the Plan document, amounts forfeited are added to the forfeitures in the Plan. Forfeitures are available to offset contributions or to pay Plan expenses, which would otherwise be payable by the Company, in accordance with the Plan document. Forfeited non-vested Company contributions in the amount of $644,504 and $366,089 are included as a component of net assets available for benefits as of December 31, 2003 and 2002, respectively. During the 2003 plan year, $20,760 of forfeitures were utilized to offset administrative expenses (See Note 6).

Vesting

Participants are 100% vested in their deferral contributions, rollover contribution and the allocated earnings thereon. A participant’s vested interest in the Company’s matching contribution is based upon the participant’s years of service as follows:

Years of Service	Vested %
Less than 2 years	0%
After 2 years	40%
After 3 years	60%
After 4 years	80%
After 5 years	100%

However, a participant’s vesting percentage in the Company’s matching contributions shall be 100% if any of the following conditions are met:

1.	The participant has died.

2.	The participant reaches normal retirement age (age 65).

3.	The participant has become totally and permanently disabled as defined by the Plan.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions among any of the investment options offered by the Plan. Participants may change or transfer their investments at any time.

M.D.C. Holdings, Inc.
401(k) Savings Plan
Notes to Financial Statements

1.	Description of Plan (continued)

Payment of Benefits

A participant who has attained the age of 59 1/2 or has satisfied the terms for a financial hardship may elect to commence distributions regardless of whether employed by the Company. The participant or beneficiary may elect to receive a lump-sum distribution. An annuity option was only available through August 31, 2003. Distributions are subject to the applicable provisions of the Plan document.

Expenses

The Plan pays certain administrative expenses which are incurred in connection with the Plan. These expenses totaled $121,448 for the year ended December 31, 2003. The Company pays all other expenses of the Plan (See Note 6).

Participant Loans

Participants are permitted to borrow a minimum of $1,000 of their vested benefits under the Plan. Participants may borrow up to the lesser of (1) $50,000, reduced by (a) the applicant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the applicant’s outstanding loan balance from the Plan on the day before the loan is made, or (2) 50% of the present value of the participant’s non-forfeitable accrued benefit. Loan transactions are treated as a transfer between the investment fund and the loan fund. The loans are secured by the participant’s account balance and bear interest at a fixed rate equal to the current prime rate plus 100 basis points at the date the application is approved. Interest rates on outstanding loans range from 5.00% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions. Each participant may have only one loan outstanding at any time.

2.	Summary of Accounting Policies

Method of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investment portfolio, as detailed in the accompanying statements of net assets available for plan benefits, is stated at fair market value. Participant notes receivable are valued at cost, which approximates fair value. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

M.D.C. Holdings, Inc.
401(k) Savings Plan
Notes to Financial Statements

2.	Summary of Accounting Policies (continued)

The net change in fair value of investments (net realized and unrealized appreciation (depreciation) in value of investments and dividends earned) is reflected in the accompanying statements of changes in net assets available for plan benefits.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

Custody of Plan Investments and the reporting thereof is managed through an agreement with the AMVESCAP National Trust Company (“AMVESCAP” or “Asset Custodian”). Participants are allowed to direct their contributions for investments in a variety of investment funds offered by AMVESCAP.

The fair market value of individual investments that represents 5% or more of the Plan’s total net assets as of December 31, 2003 and 2002 are separately identified as follows:

	December 31,
	2003	2002
M.D.C. Holdings, Inc. common stock	$25,629,591	$14,341,799
INVESCO Stable Value Trust	9,995,793	*
INVESCO 500 Index Trust	4,616,705	*
American Balanced Income Fund	4,467,033	2,582,730
Neuberger Berman Genesis Asset	4,062,129	2,856,390
VDCS Victory Government Reserve Fund G	*	8,194,060
The Victory Stock Index Fund; Class A Shares	*	3,148,747
PIMCO Total Return	*	2,801,480

     * Investment was not held during the year.

During 2003, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended
December 31,
2003
Common stock	$12,476,509
Collective trust	1,148,321
Mutual funds	4,041,954

$17,666,784

M.D.C. Holdings, Inc.
401(k) Savings Plan
Notes to Financial Statements

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	Income Taxes

The Company adopted a standardized plan designed by AMVESCAP. This Plan has received a determination letter from the Internal Revenue Service dated August 2, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. However, the plan administrator believes the plan document continues to qualify in form. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Employee contributions to the Plan are made from pre-tax earnings, as permitted by Section 401(k) of the Code, and are subject to federal income taxes when distributed. Earnings from the Plan’s investments are not taxable to the participants until partial or complete distribution of earnings is made.

6.	Related Party Transactions

Certain Plan investments are shares of a collective trust managed by AMVESCAP. AMVESCAP is the asset custodian, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

The Plan invests in common stock of the Plan Sponsor, M.D.C. Holdings, Inc.

The Company absorbs various audit and legal expenses of the Plan, which amounted to $20,760 for the year ended December 31, 2003. The Plan has elected not to include these amounts in the accompanying financial statements.

7.	Concentration of Credit Risk

The Plan is required by Statement of Financial Accounting Standards No. 105, “Disclosures of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” to disclose significant concentrations of credit risk regardless of the degree of such risk. At December 31, 2003 and 2002, the financial instruments, which potentially subject the Plan to a concentration of credit risk, consist principally of cash, investments, employer contribution receivable and participant loans.

M.D.C. Holdings, Inc.
401(k) Savings Plan
Notes to Financial Statements

7.	Concentration of Credit Risk (continued)

The Plan provides for various investment options in common stock, collective trust and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts presented in the statements of net assets available for benefits.

The cash relates to a bank account that was held by the Plan during the 2003 and 2002 Plan years.

The employer contribution receivable was remitted to the Plan subsequent to December 31, 2003.

The participant loans are secured by the participant’s account balance and the Plan considers risk to be minimal since the loans are fully collateralized by the borrower’s account in the Plan.

8.	Reconciliations of Plan Financial Statements to the Form 5500

The Annual Return/Report of Employee Benefit Plan (the “Form 5500”) is prepared on the modified cash basis. Accordingly, certain balances included on Schedule H, Parts I and II, of the Form 5500 differ from those included in these financial statements. Contributions in the statement of changes in net assets available for benefits differ from contributions on the Form 5500 by the amount of contributions accrued at December 31. Additionally, net assets available for benefits include certain delinquent loans at December 31. When a participant terminates employment, the participant has 90 days from the date of termination to repay any outstanding loan balance in the participant’s account. If the loan is not repaid, the participant receives a deemed distribution that is reported on Form 1099 and is subject to federal and state income taxes.

M.D.C. Holdings, Inc.
401(k) Savings Plan
Notes to Financial Statements

8.	Reconciliations of Plan Financial Statements to the Form 5500 (continued)

The following is a reconciliation of financial information per the financial statements to the Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per financial statements	$70,973,346	$46,158,437
Less: Employer contributions receivable	(3,511,175)	(3,081,273)
Employee contributions receivable	—	(143,310)
Deemed distributions	—	(12,577)

Net assets available for benefits per Form 5500	$67,462,171	$42,921,277

	Year Ended December 31, 2003
	Employee	Employer
	Contributions	Contributions
Contributions made to participant accounts per the financial statements	$7,426,337	$3,511,175
Add: Prior year contribution receivables per the financial statements	143,310	3,081,273
Less: Current year contribution receivables per the financial statements	—	(3,511,175)

Contributions made to participant accounts per the Form 5500	$7,569,647	$3,081,273

Supplemental Schedule

M.D.C. Holdings, Inc. 401(k) Savings Plan	EIN 84-0622967 Plan 004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2003

		Description of investment including
	Identity of issue, borrower, lessor, or	maturity date, rate of interest,	Current
	similar party	collateral, par, or maturity value	Value**
*	M.D.C. Holdings, Inc.	Common Stock	$25,629,591
*	AMVESCAP National Trust Company	Stable Value Trust	9,995,793
*	AMVESCAP National Trust Company	500 Index Trust	4,616,705
	The American Funds Group	American Balanced Income Fund	4,467,034
	Neuberger Berman Management, Inc.	Genesis Fund	4,062,129
	AIM Funds	Basic Value Fund	3,202,582
	Banc One Securities	One Group Mid Cap Growth – Class A	3,148,973
	Banc One Securities	One Group Bond Fund	2,968,002
	The American Funds Group	Growth Fund of America	2,723,639
	The American Funds Group	Europacific Growth Fund	1,839,986
*	Participant Notes Receivable	Interest rates of 5.00% — 10.50% and maturity dates of 1 months to 13 years	1,509,314
	Vanguard Funds	Managers Special Equity – Class A	1,470,219
*	AMVESCAP National Trust Company	Equity Real Estate Securities Trust	977,134
	Banc One Securities	One Group Mid Cap Value Fund	278,037
	Banc One Securities	One Group Diversified Equity	127,777

		Total investments	$67,016,915 ***

*	Indicates an identified entity known to be a party-in-interest to the Plan. (See Note 6)
**	Cost information has been omitted, as all investments are participant directed.
***	Does not include Plan receivables.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

Date: June 28, 2004	M.D.C. Holdings, Inc.

	By:	/s/ Paris G. Reece III

Paris G. Reece III,
Executive Vice President
Chief Financial Officer and
Principal Accounting Officer

EXHIBITS

Exhibit
Number	Description
23.1	Consent of Gordon, Hughes & Banks, LLP

23.2	Consent of Ernst & Young LLP